UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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Incorporation by Reference	2
Signature	3
EX-99.1 Press Release of the Company, dated June 3, 2011, regarding an Update on New Development Projects

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: June 3, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	EX-99.1 Press Release of the Company, dated June 3, 2011, regarding an Update on New Development Projects

Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Provides Update on New Development Projects

BEIJING, June 3, 2011 — Xinyuan Real Estate Co., Ltd. (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II & III cities in China, today announced an update to its two most recent real estate development projects, Jinan Splendid in Shandong province and Zhengzhou Yipinxiangshan II in Henan province.

The Company’s Jinan Splendid high rise development project commenced pre-sales on May 18, 2011. This project is located in a central area along the Xiao Qinghe river in the Binhe New District in Jinan city. The total sellable gross floor area (GFA) is estimated to be approximately 527,000 square meters. By 31 May 2011, the Company sold 466 out of 527 residential units made available for the first pre-sales permit, for a total recognizable contract sales value of approximately RMB357 million (US$54.5 million).

The Company’s Zhengzhou Yipinxiangshan II development project of multi-layered, sub-high-rise buildings commenced pre-sales in late March, 2011. In April and May, the Company sold 391 out of 574 residential units, for a total recognizable contract sales value of approximately RMB242 million (US$37.0 million). The Zhengzhou Yipinxiangshan II project is situated in the north part of Zhengzhou city, a high-end community with convenient transportation alternatives.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer commented, “We are pleased with consumer demand for our most recent development projects, Zhengzhou Yipinxiangshan II and Jinan Splendid. Each project launched in a timely fashion and, thus far, has exceeded our pre-sales expectations. Such trends indicate that home purchasers appear to be, once again, adjusting to the latest round of government property initiatives. We believe strong demand remains for residential units in tier-2 and tier-3 cities and we remain comfortable with our full year financial forecast.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II & III cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II & III cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of June 3, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 10 6583 7511

Email: William.zima@icrinc.com